FIDELITY NATIONAL INFORMATION SERVICES, INC.

601 Riverside Avenue

Jacksonville, Florida 32204

July 6, 2012

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

FAX: (202) 772-9202

Attention:	Ms. Mara L. Ransom
Ms. Catherine Brown

	Re:	Fidelity National Information Services, Inc. (the “Company”) Registration Statement on Form S-4 (SEC File No. 333-181871) Originally Filed June 4, 2012

Ladies and Gentlemen:

The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-4 with respect to itself and the guarantors of the securities specified therein (SEC File No. 333-181871), as amended, to 3 p.m., Eastern time, on July 13, 2012 or as soon thereafter as possible.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. The Company hereby further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Michael Kim of Kirkland & Ellis LLP, counsel to the Company, at (212) 446-4746 as soon as the Registration Statement has been declared effective.

Very truly yours,

FIDELITY NATIONAL INFORMATION SERVICES, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Corporate Executive Vice President